Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 11, 2017

Re:	Denim.LA, Inc.
Offering Statement on Form 1-A
Filed August, 2017
File No. 024-10718

Dear Mr. Reynolds:

On behalf of Denim.LA, Inc. (the “Company”), I hereby withdraw the qualification request submitted August 11, 2017, which was inadvertently submitted.

Sincerely,

Denim.LA, Inc.

/s/ Mark Lynn

Mark Lynn

Chief Executive Officer

Denim.LA, Inc

Cc: Andrew Stephenson

KHLK LLP